EXECUTION VERSION

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is entered into as of the 7th day of March, 2025

BETWEEN:

MICHAEL HUBBARD

(the "Seller")

- and -

SOL STRATEGIES INC.

(the "Buyer")

W I T N E S S E T H

WHEREAS, the Seller owns and carries on the business of operating and managing nodes that validate transactions on the Solana, SUI and Monad blockchain networks and staking tokens on such networks (the "Business");

AND WHEREAS, the Seller wishes to sell and assign to the Buyer, and the Buyer wishes to purchase and assume from the Seller title to and all rights and obligations in the Purchased Assets and the Assumed Liabilities, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1

PURCHASE AND SALE OF ASSETS

1.1 Assets to be Transferred. Subject to the terms and conditions of this Agreement, the Seller agrees to sell to the Buyer, and the Buyer agrees to purchase, free and clear of all Encumbrances, all right, title and interest in, to and under the assets of the Business (but excluding the Excluded Assets and the Excluded Liabilities) (collectively the "Purchased Assets") including the following:

(a) Validators. A 100% ownership interest in the Seller's validator on the Solana blockchain, including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of such validator in the Business (the "Solana Validator"), a 100% ownership interest in the Seller's validator on the SUI blockchain, including main networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of  such validator in the business (the "SUI Validator"), and a 100% ownership interest in the Seller's validator on the Monad blockchain, including test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of such validator in the Business (the "Monad Validator", and together with the Solana Validator and the SUI Validator, the "Blockchain Validators"), which includes, in respect of the Blockchain Validators, but is not limited to:

(i) the cryptographic keys that are publicly available and accessible for the purpose of identifying the Blockchain Validators on the applicable blockchain networks ("Public Keys"), specifically:

(A) for the Solana Validator on the main network, the authorized withdrawer account with the Public Key [Redacted - Commercially Sensitive Confidential Information] (which is to be transferred to the Buyer by updating the Public Key and pairing it with a key or account owned by the Buyer), the identity account with the Public Key [Redacted - Commercially Sensitive Confidential Information] and the vote account with the Public Key [Redacted - Commercially Sensitive Confidential Information] ;

(B) for the Solana Validator on the test network, the authorized withdrawer account with the Public Key [Redacted - Commercially Sensitive Confidential Information] (which is to be transferred to the Buyer by updating the Public Key and pairing it with a key or account owned by the Buyer), the identity account with the Public Key [Redacted - Commercially Sensitive Confidential Information] and the vote account with the Public Key [Redacted - Commercially Sensitive Confidential Information] ;

(C) for the SUI Validator on the test network and the main network, the Public Key(s) for the SUI test network and main network

(being the same Public Key for both) [Redacted - Commercially Sensitive Confidential Information] ; and

(D) for the Monad Validator on the test network, the Public Key(s) for the Monad test network [Redacted - Commercially Sensitive Confidential Information] .

(ii) the confidential cryptographic keys that are paired with the Public Keys and provide exclusive access rights to the Blockchain Validators' accounts set out in Section 1.1(a)(i) and authorize the holder to perform activities by the Blockchain Validators (the "Private Keys");

(iii) all rights, authorities, access credentials, configuration files and relevant documents related to the operation, configuration and setup of the [Redacted - Commercially Sensitive Information], and access and use of the services for the management, automation and optimization of staking operations through [Redacted - Commercially Sensitive Information], including but not limited the [Redacted - Commercially Sensitive Information]:

(A) [Redacted - Commercially Sensitive Confidential Information]

(B) [Redacted - Commercially Sensitive Confidential Information] ; and

(C) [Redacted - Commercially Sensitive Confidential Information]

(iv) all rights and authorities relating to the cloud servers or similar services provided by third party vendors as further set out in Exhibit A that support the Blockchain Validators and operations of the Business (the "Servers"), including all access credential and account information, and all agreements between such third parties and the Seller (the "Server Agreements");

(v) all rights, title, and interest in the Seller's third-party commercial agreements, licenses, and subscriptions supporting the Purchased Assets, including both contracts, terms and conditions and purchase orders for software solutions and services for IT infrastructure, hosting, security configurations, software development; data backup, cybersecurity monitoring, communication; industry standard compliance, asset management; and network connectivity and allocations, with each of [Redacted - Commercially Sensitive Confidential Information] (the "Assumed Contracts"), which each relate to www.stakewiz.com;

(vi) all rights and authorities, including those for administration and operation, associated with the communication and collaboration tools for the launching of the Solana Validator and the SUI Validator on the main networks of the Solana blockchain and SUI blockchain, and for the launching of the Monad Validator on the test networks of the Monad blockchain;

(b) Intellectual Property. All Seller Intellectual Property listed in Exhibit B attached hereto;

(c) Assets located on Servers: All of the Seller's interest in all software, scripts, logs, notes, code, keypairs, private keys and other Intellectual Property existing on any Server at Closing;

(d) Other Property. All instruction manuals, service bulletins, operational procedures, security protocols and other similar documentation, lists of customers and suppliers (together with sales and purchase histories), price lists, material and system specifications, prototypes, testnet and sandbox environments, equipment or inventory used for research, marketing and development solely in connection with the Business, and other documents or information generated or used exclusively in the Seller's operation of the Business ("Business Records"), together with the goodwill of the Business, in each case, other than with respect to the Excluded Assets and Excluded Liabilities; and

(e) All rights to receive mail, email and other communication relating to the Purchased Assets.

1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the following assets of the Seller are not part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets and shall remain the property of the Seller after the Closing (collectively, the "Excluded Assets"):

(a) credit agreements, bank agreements, promissory notes, guarantees, letters of credit, letters of guarantee, negotiable instruments, any lease of any property that would be required to be classified and accounted for as a capital lease in accordance with generally accepted accounting principles and any mortgages and other security agreements that create an Encumbrance;

(b) all claims for and rights to receive refund of taxes and other governmental charges relating to the Business for any periods arising prior to the Closing Date;

(c) all claims, actions, deposits, prepayments, refunds, causes of action, rights of recovery, rights of set off, and rights of recoupment of any kind or nature (including any such item relating to taxes) relating to the Purchased Assets arising prior to the Closing Date or relating to the Excluded Assets;

(d) the Purchase Price and all other rights of the Seller under this Agreement, any Transfer Document to which Seller is a party, and any other agreements entered into by the Seller pursuant to this Agreement;

(e) all contracts with any independent contractors or employees of the Seller prior to the Closing Date;

(f) all contracts that are not Assumed Contracts or Server Agreements;

(g) all cash and digital assets and/or tokens owned or held by the Seller;

(h) all bank accounts or similar accounts of the Seller;

(i) all books and records of the Seller, including, without limitation, tax returns relating to the Excluded Assets or Excluded Liabilities, and any documentation contained within the Seller's systems that are not used in connection with the Business, other than the Business Records;

(j) any of the Seller's employee and personnel records, files, papers, data and related information, including any correspondence related thereto, in whatever form;

(k) any equity interests of the Seller;

(l) all certificates for insurance, binders for insurance policies and insurance, and claims and rights thereunder and proceeds thereof;

(m) all rights to receive mail, email and other communications relating to the Excluded Assets;

(n) any attorney-client privilege and any documents or other information covered by attorney-client privilege, the attorney work product doctrine or other similar protection with respect to this Agreement, any Transfer Document, any other agreement entered into or delivered in connection with this Agreement, and the transactions and matters contemplated hereby and thereby;

(o) all claims of the Seller against third parties relating to the Business or the Purchased Assets, whether choate or inchoate, known or unknown, contingent or non- contingent for any period prior to the Closing Date;

(p) any right to, claim to, or interest in any and all airdrops relating to the Business of any and all digital assets distributed or claimable prior to the Closing Date;

(q) all hardware owned by the Seller;

(r) any legal or beneficial interest in the shares of [Redacted - Commercially Sensitive Confidential Information] or other shares held by the Seller; and

(s) any other right, property or asset of the Seller that is not a Purchased Asset.

1.3 Ownership Rights of the Buyer. The Seller and the Buyer acknowledge that after the closing of the transaction contemplated by this Agreement, all rights, title and interest in, to and under the Purchased Assets will be owned by the Buyer one hundred percent (100%) and, subject to applicable law and rules and regulations, and technical limitations of the applicable blockchains underlying the Blockchain Validators, the Buyer shall have the exclusive right to:

(a) access, manage, operate, control and otherwise use and exploit the Blockchain Validators and all components thereof in the conduct of the Business;

(b) license or permit any third party to access, manage, operate or otherwise use or exploit the Blockchain Validators as the Buyer determines within their sole discretion;

(c) control and manage all aspects of the operation of the Blockchain Validators, including the generation, management, and safeguarding of the Blockchain Validators' Private Keys and operational decision making authorities;

(d) all profits generated by the Blockchain Validators; and

(e) sell, assign, transfer, convey and deliver good and marketable title of the Purchased Assets to a third party in whole or in part, without prior written notice or consent to the Seller.

Article 2

LIABILITIES

2.1 Assumed Liabilities. Under this Agreement, "Liabilities" shall mean liabilities, claims, indebtedness, product warranty, endorsement, losses, costs, expenses, obligations or responsibilities, whether known, unknown, direct, indirect, absolute, contingent or otherwise. At Closing, the Buyer shall assume, agree to perform or discharge, indemnify the Seller against, and otherwise have responsibility for any Liability arising out of or relating to the Buyer's ownership or operation of the Business and the Purchased Assets on or after the Closing Date, including any Liability for taxes (the "Assumed Liabilities"). Notwithstanding the foregoing, it is acknowledged and agreed by the parties that Assumed Liabilities shall only include Liabilities arising on or after the Closing Date and that any present or past Liabilities and any Liabilities that exist as a result of the Seller's actions prior to the Closing Date shall remain with the Seller.

2.2 Excluded Liabilities. The Buyer will not and does not assume, agree to perform or discharge, or indemnify the Seller against, or otherwise have any responsibility for, the Liabilities of the Seller, other than the Assumed Liabilities, whether arising prior to, on or after the Closing Date (the "Excluded Liabilities"), including the following, which the Seller will perform and discharge when due:

(a) all present and future Liabilities with respect to the Excluded Assets;

(b) any Liability under any Server Agreement or Assumed Contract that arises out of or relates to any actual or alleged breach of such Server Agreement or Assumed Contract that occurred prior to the Closing Date;

(c) any Liability arising out of or relating to the Seller's ownership or operation of the Business and the Purchased Assets prior to the Closing Date, including any liability for taxes; and

(d) all Liabilities of the Seller in respect of any present or former employees or independent contractors, including in respect of their employment or service or the termination thereof.

Article 3

PURCHASE PRICE - PAYMENT

3.1 Purchase Price. The aggregate purchase price for the Purchased Assets shall be (collectively, the "Purchase Price"):

(a) CA$5,000,000 to be delivered to the Seller at Closing (the "Cash Consideration");

(b) 5,000,000 common shares in the capital of the Buyer ("Common Shares") at a price of CA$3.00 per Common Share to be delivered to the Seller at Closing (the "Closing Share Consideration");

(c) 5,000,000 Common Shares at a price of CA$3.00 per Common Share (the "Remaining Share Consideration" and together with the Closing Share Consideration, the "Share Consideration") to be issued one (1) year from the Closing Date in accordance with Section 3.2(c); and

(d) 4,500,000 common share purchase warrants ("Warrants"), vesting monthly in 36 substantially equal tranches, with each Warrant entitling the Seller to purchase one Common Share at a price of CA$2.98 per Common Share within 36 months from the their respective vesting dates (the "Warrant Consideration").

3.2 Payment of Purchase Price.

(a) The Buyer shall pay the Cash Consideration to the Seller on Closing by way of wire transfer of immediately available funds or such other method as may be agreed upon by the Buyer and Seller, and free from any restriction, condition, deduction, set-off (other than as anticipated under clause 3.8 below). The Buyer may pay the Cash Consideration in USD Coin ("USDC") and the value of each USDC delivered as payment for the Cash Consideration will be US$1.

(b) The Buyer shall pay the Closing Share Consideration to the Seller at Closing by issuing 5,000,000 Common Shares, registered in accordance with the registration instructions provided by the Seller to the Buyer.

(c) The Buyer shall pay the Remaining Share Consideration to the Seller by issuing 5,000,000 Common Shares on the date that is one (1) year from the Closing Date, registered in accordance with registration instructions provided by the Seller to the Buyer.

(d) The Buyer shall pay the Warrant Consideration to the Seller at Closing by issuing 4,500,000 Warrants, registered in accordance with the registration instructions provided by the Seller to the Buyer.

3.3 Securities Law Considerations.

(a) The Common Shares and the Common Shares underlying the Warrants to be issued to the Seller pursuant to Sections 3.1(b), 3.1(c) and 3.1(d) will be subject to all applicable securities laws of each of the provinces and territories of Canada and the policies and regulations of the Canadian Securities Exchange (the "CSE"), as they may be promulgated or amended from time to time (collectively, the "Applicable Securities Laws") and issued pursuant to available prospectus exemption under Applicable Securities Laws. The Common Shares and the Common Shares underlying the Warrants will be subject to a four month and one day hold period pursuant to Applicable Securities Laws. The certificates representing the Common Shares and Warrants shall bear the legends required by applicable laws and stock exchange rules.

(b) The issuance of the Share Consideration and Warrant Consideration is conditional upon such issuance being exempt from the requirements as to the filing of a prospectus and as to the preparation of an offering memorandum or similar document contained in any statute, regulation, instrument, rule or policy applicable to the issuance of such Common Shares or upon the issue of such orders, consents or approvals as may be required to permit such issuance without the requirement of filing a prospectus or delivering an offering memorandum or similar document.

(c) Forthwith after the Closing Date, the Buyer shall file such forms and documents as may be required under Applicable Securities Laws, which, without limiting the generality of the foregoing, shall include a Form 72-503F as prescribed by Ontario Securities Commission Rule 72-503 Distributions Outside Canada.

3.4 Trading Restrictions. The Common Shares issuable pursuant to the Share Consideration and Common Shares underlying the Warrants will, unless as otherwise permitted hereunder, be subject to voluntary resale restrictions whereby the Seller shall not sell more than 15% of the five- day ADV in any single trading day. "ADV" means the average daily volume of the Common Shares traded on the CSE calculated by dividing the total volume of Common Shares traded on the CSE for such period by five (5).

3.5 Additional Obligations of the Parties. After the Closing, the parties shall from time to time at the request of the other party, and without further cost or expense to the requesting party, use commercially reasonable efforts to execute and deliver such other instruments of conveyance and take such other action as either party may reasonably request in order to consummate the transactions contemplated hereby and to vest in the Buyer good and marketable title to the Purchased Assets being transferred hereunder.

3.6 Allocation of the Purchase Price.

(a) The Buyer and the Seller hereby agree to the allocation of the Cash Consideration, the Closing Share Consideration and the Warrant Consideration among the Purchased Assets as follows:

(i) 90% to the Blockchain Validators and other Software; and

(ii) 10% to the goodwill of the Business (other than the Excluded Assets) and other intangible property.

(b) The Buyer and the Seller hereby agree to the allocation of the Remaining Share Consideration among the Purchased Assets as follows:

(i) 100% to the Blockchain Validators and other Software.

The parties shall file all tax returns consistent with the foregoing allocation.

3.7 Transfer Taxes. Each party to this Agreement acknowledges that the Purchase Price is exclusive of all applicable value-added, goods and services, harmonized sales, sales, retail sales, use, consumption, customs, excise, stamp, transfer, or similar taxes, duties or charges ("Transfer Taxes"). All Transfer Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne by the Seller. The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes. The party required by law to file a tax return with respect to such Transfer Taxes shall do so within the time period prescribed by law.

3.8 Withholding Tax. The Buyer shall be entitled to deduct or withhold from any consideration or amount otherwise payable or deliverable to the Seller under this Agreement, such amounts as the Buyer may reasonably determine is required to be deducted and withheld with respect to such payment under applicable law. Without limiting the generality of the foregoing, the parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate any such withholding to the maximum extent permitted by applicable law. The Buyer shall notify the Seller of its intent to withhold at least five (5) business days prior to the relevant payment date with a written explanation substantiating the requirement to deduct or withhold. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Seller, in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate government authority. To the extent that the amount so required to be deducted or withheld from any payment to the Seller exceeds the cash component, if any, of the consideration otherwise payable to such person, the Buyer is hereby authorized to sell or otherwise dispose of such portion of the Share Consideration or Warrant Consideration issuable to the Seller as is necessary to provide sufficient funds to the Buyer to enable it to comply with such deduction or withholding requirement, and the Buyer shall notify the Seller thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate government authority and shall remit to such holder any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and the Buyer shall not be under any obligation to obtain or indemnify any Seller in respect of a particular price for the Share Consideration or Warrant Consideration so sold.

Article 4

CLOSING

4.1 Place and Time of Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place virtually by exchange of confirmatory emails of the parties, on or before the second day after all of the conditions to closing set forth in this Article 4 are either satisfied or waived, or at such other time, date or place as the parties may mutually agree in writing (the "Closing Date"), provided that if Closing has not occurred prior to the date which is 30 days after the date of this Agreement (the "Outside Date"), then this Agreement may be terminated in accordance with Article 9. At the Closing, the Seller will deliver to the Buyer good and marketable title to the Purchased Assets free and clear of any and all Encumbrances.

4.2 Conditions to the Buyer's Obligation to Close. The obligation of the Buyer to close the transactions contemplated by this Agreement is subject to the fulfillment (either by satisfaction or by written waiver by the Buyer), on or before the Closing Date, of the following conditions:

(a) Delivery of Purchased Assets. The Seller shall have delivered or made available to the Buyer the Purchased Assets at Closing. In the case of the Assumed Contracts and Server Agreements, subject to Section 5.3, the Seller shall have ensured the Buyer's ability to use and benefit from the accounts with such third parties at Closing, by either (i) providing all necessary credentials, passwords and administrative access to the accounts, licenses or services; or (ii) where the Buyer already maintains its own account with the relevant third party, cooperate with the Buyer to facilitate the transition of relevant configuration, data, or account settings (including password reset) from the Seller's account to the Buyer's account.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby shall have been duly performed and complied with by it in all material respects, and this Agreement shall have been duly executed and delivered.

(c) Buyer's Consents and Approvals. The Buyer shall have obtained all approvals necessary to be obtained in order to consummate the transactions contemplated hereby, including approval (or conditional approval in the case of CSE approval, which may be in the form of the Buyer not receiving any objection from the CSE to such transactions during the requisite five (5) business day period after the Buyer posts notice of such transactions) of the CSE for listing and posting for trading the Share Consideration and Warrant Consideration.

(d) Seller's Consents and Approvals. Subject to Section 5.3, the Seller shall have obtained all approvals necessary to be obtained in order to consummate the transactions contemplated hereby.

(e) Safe Harbour Certificate. The Seller shall have delivered to the Buyer a safe harbour certificate in customary form and reasonably satisfactory to the Buyer.

(f) Seller's Certificate. The Seller shall have delivered to the Buyer a certificate of the Seller certifying (i) the continued accuracy of the representations and warranties contained in Article 6 (except those representations and warranties that address matters only as of a specified date, which shall be accurate as of that specified date), except where the failure of such representations and warranties to be accurate would not have a material adverse effect on the Buyer, and (ii) the conditions set forth in Section 4.2(b) have been satisfied, in form and substance reasonably satisfactory to the Buyer.

(g) Transfer Documents. The Seller shall have executed and delivered to the Buyer such bills of sale, assignments, endorsements and other good and sufficient instruments of conveyance and transfer reasonably satisfactory to the Buyer as shall be effective to vest in the Buyer all of the Seller's right, title and interest in and to the Purchased Assets, including but not limited to an Intellectual Property assignment in form and substance reasonably satisfactory to the Buyer (collectively, the "Transfer Documents").

(h) Assigned Contracts. The Seller shall have executed and delivered an assignment agreement pursuant to which the Server Agreements and Assumed Contracts, and all rights thereunder are transferred to the Buyer as of the Closing Date.

(i) Hubbard Independent Contractor Agreement. The Buyer shall have received an independent contractor agreement for Michael Hubbard, in a form satisfactory to both parties ("Hubbard Independent Contractor Agreement") and duly executed by the Buyer (or an affiliate) and Michael Hubbard.

(j) Non-Competition Agreement. The Buyer shall have received a non-competition agreement in a form satisfactory to both parties ("Non-Competition Agreement") and duly executed by the Buyer (or an affiliate) and Michael Hubbard.

(k) Release of Encumbrances. All Encumbrances of the Purchased Assets shall have been released and all registrations as filings related thereto discharged (or undertakings to discharge satisfactory to Buyer shall have been given).

(l) Other. The Buyer shall have received such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Buyer, as may be required to give effect to this Agreement.

4.3 Conditions to the Seller's Obligation to Close. The obligation of the Seller to close the transactions contemplated by this Agreement is subject to the fulfillment (either by satisfaction or by written waiver by the Seller), on or before the Closing Date, of the following conditions:

(a) Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing shall have been duly negotiated, performed and complied with by it in all material respects, and this Agreement shall have been duly executed and delivered.

(b) Buyer's Certificate. The Buyer shall have delivered to the Seller a certificate of an officer of the Buyer certifying (i) the continued accuracy of the representations and warranties contained in Article 7 (except those representations and warranties that address matters only as of a specified date, which shall be accurate as of that specified date), except where the failure of such representations and warranties to be accurate would not have a material adverse effect on the Seller, and (ii) the conditions set forth in Section 4.3(a) have been satisfied, in form and substance reasonably satisfactory to the Seller.

(c) Delivery of Purchase Price. The Buyer shall have delivered to the Seller the Cash Consideration and the Closing Share Consideration as set out in Section 3.2.

(d) Buyer's Consents and Approvals. The Buyer shall have obtained all approvals necessary to be obtained in order to consummate the transactions contemplated hereby, including approval (or conditional approval in the case of CSE approval, which may be in the form of the Buyer not receiving any objection from the CSE to such transactions during the requisite five (5) business day period after the Buyer posts notice of such transactions) of the CSE for listing and posting for trading the Share Consideration and Warrant Consideration.

(e) Corporate Authorizations. The Buyer shall have delivered to the Seller certified copies of (i) the constating documents of the Buyer and (ii) resolutions of the directors of the Buyer approving the entering into and completion of the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to the Seller.

(f) Transfer Documents. The Buyer shall have executed and delivered to the Seller the Transfer Documents.

(g) Hubbard Independent Contractor Agreement. The Buyer shall have executed and delivered to the Seller the Hubbard Independent Contractor Agreement in a form satisfactory to both parties.

(h) Non-Competition Agreement. The Buyer shall have executed and delivered to the Seller the Non-Competition Agreement in a form satisfactory to both parties.

(i) Warrant Certificate. The Buyer shall have executed and delivered to the Seller a warrant certificate for the Warrants in a form satisfactory to both parties.

(j) Option Agreement. The Buyer shall have executed and delivered to the Seller an option agreement for the grant of 500,000 stock options pursuant to the Hubbard Independent Contractor Agreement in a form satisfactory to both parties.

(k) Other. The Seller shall have received such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Seller, as may be required to give effect to this Agreement.

Article 5

POST-CLOSING COVENANTS

5.1 Access to Purchased Assets. Notwithstanding that the Seller may continue to have access to the Private Keys following Closing, the Seller covenants not to access or otherwise make any modifications, changes, or take any other actions with respect to the Private Keys after Closing unless explicitly instructed to by the Buyer.

5.2 Limited License. Following Closing, the Buyer hereby grants to the Seller a limited, worldwide, royalty-free, non-sublicensable, non-transferable, license to use: (i) the trademarks  [Redacted - Commercially Sensitive Confidential Information] ; and (ii) use [Redacted - Commercially Sensitive Confidential Information] solely in connection with the fulfilment and completion of contracts with third parties existing as at the date hereof. The Seller acknowledges that the limited license contained herein does not allow the Seller to advertise or publicly display the [Redacted - Commercially Sensitive Confidential Information] or otherwise promote any new business it may enter into or be involved in. The Seller acknowledges that all goodwill associated with the use of [Redacted - Commercially Sensitive Confidential Information] accrues to the benefit of the Buyer and further acknowledges that the use of the mark will be under the control of the Buyer. The limited license contained herein shall terminate upon the payment of the Remaining Share Consideration as set forth in Section 3.2(c) herein.

5.3 Post-Closing Consents. It is acknowledged and agreed by the parties that the consents for assignment for the following Server Agreements and Assumed Contracts cannot be delivered on the Closing Date and the Seller covenants and agrees to use its commercially reasonable efforts to deliver such consents (or authorizations necessary for the assignment or transfer of such licenses, accounts, rights and authorities) to the Buyer within sixty (60) days following Closing:

[Redacted - Commercially Sensitive Confidential Information]

Notwithstanding the foregoing, to the extent consents cannot be received for the aforementioned Server Agreements and Assumed Contracts, the Buyer and the Seller shall cooperate and use commercially reasonable efforts to establish an arrangement under which the Buyer would obtain the claims, rights and benefits and assume the corresponding Liabilities under such Server Agreements and Assumed Contracts (including by means of any subcontracting, sublicensing or subleasing arrangement; or by virtue of the Buyer creating a new account for such Servers or Assumed Contracts).

Article 6

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer as follows:

6.1 Authority and Enforceability. The Seller is an individual ordinarily resident in the country of New Zealand and has the requisite capacity, power and authority (a) to own the Purchased Assets, (b) to execute and deliver this Agreement, (c) to sell, assign, transfer, convey and deliver the Purchased Assets to the Buyer as herein contemplated, and (d) to otherwise observe, perform, satisfy and carry out its obligations hereunder.

6.2 Accredited Investor. The Seller is an "accredited investor" within the meaning of National Instrument 45-106 - Prospectus Exemptions or the terms of this Agreement with respect to the issuance of the Share Consideration and Warrant Consideration to the Seller are in material compliance with the disclosure requirements applicable to such issuance under the securities laws of New Zealand or the issuance is exempt from such requirements, and in any case the transactions contemplated by this Agreement will not result in any requirement for the Seller or the Buyer to file any documents with, or provide notice of this Agreement to, any securities or other regulator in New Zealand.

6.3 Binding Effect. This Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and legally binding agreement of the Seller enforceable against the Seller in accordance with the terms hereof, subject to the qualification that enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforceability of creditors' rights generally and that equitable remedies, including the remedies of specific enforcement and injunction, may only be granted in the discretion of a court of competent jurisdiction from which such remedies are sought.

6.4 Title. The Seller is the absolute and unconditional owner of, and has good, valid and marketable title to, the Purchased Assets free and clear of all mortgages, liens, charges, security interests, pledges, adverse claims, conditional sale or other title retention agreements, restrictions, demands, equities, encumbrances and rights (each, an "Encumbrance") of any person, firm, entity, corporation or governmental authority (a "Person") of every nature, kind and description whatsoever including without limitation, rights of any Person (other than the Buyer hereunder) to acquire any ownership interest in or right to possess or use any of the Purchased Assets, and the Seller has the exclusive right and full power and authority to sell, assign, transfer, convey and deliver good and marketable title to such assets to the Buyer as herein contemplated. On Closing, the Buyer shall receive good and marketable title to the Purchased Assets free and clear of all Encumbrances.

6.5 Sufficiency of Purchased Assets. Except for the Excluded Assets, the Purchased Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, which are owned and used by the Seller to operate the Business as currently conducted in the ordinary course.

6.6 Litigation. There are no claims, suits, actions or any other proceedings of any nature, kind or description whatsoever (including arbitration proceedings), or investigations (whether or not purportedly on behalf of the Seller) pending or, to the knowledge of the Seller, threatened, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, bureau, agency or instrumentality, domestic or foreign, relating to or affecting the Purchased Assets including, without limitation, which would restrain or otherwise prevent, in any manner, the Seller from effectually and legally transferring good and marketable title to the Purchased Assets to the Buyer hereunder, or which would cause any Encumbrance to attach to such property or assets or divest title to such property or assets from the Seller hereunder. The Seller is not aware of any existing ground on which any such claim, suit, action, proceeding or investigation might be commenced with any reasonable likelihood of success. Notwithstanding the foregoing, the Seller is aware and has disclosed to the Buyer that (a) the U.S. Securities and Exchange Commission has sent Wells Notices to certain companies taking the position that the Solana token (SOL) is a security, and (b) the Canadian Securities Administrators and Canada's provincial securities commissions, (i) may take the position that the Solana token (SOL) is a security, and (ii) have taken the position that staking or staking-related activities may, in certain circumstances, involve the issuance of securities or derivatives. There are no outstanding and unsatisfied judgments, decrees or other judicial order binding upon or enforceable against the Seller which affect the Purchased Assets or the performance of this Agreement and would have a material adverse effect on the Seller.

6.7 Consents. No governmental, regulatory or material third party authorizations, consents, approvals or notices are required to be obtained or given or waiting period is required to expire in order that the purchase and sale of the Purchased Assets may be consummated by the Seller.

6.8 Absence of Conflicting Agreements. To the knowledge of the Seller, neither the execution and delivery of this Agreement or any Transfer Document to which it is a party or the completion of the transactions contemplated herein nor the consummation of the transaction contemplated hereby will:

(a) conflict with or violate any provision of any law, ordinance or regulation or any decree, judgment or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against the Seller or the Purchased Assets;

(b) result in any material breach of or default under any contract, agreement, indenture, trust or other instrument which is either binding upon or enforceable against the Seller or the Purchased Assets;

(c) violate any legally protected right of any Person or give to any Person a right or claim against the Buyer or the Purchased Assets; or

(d) result in the creation of or imposition of any Encumbrance upon all or any part of the Purchased Assets.

6.9 Employees and Contractors. There are no:

(a) individuals currently employed whether on a full-time or part-time basis, active or inactive, in connection with the Business; or

(b) individuals or entities who are otherwise engaged to provide consulting, development, sales, agency, representation or other services for the Business.

6.10 Intellectual Property Rights.

(a) "Intellectual Property" means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including design patents, industrial design applications and registrations, divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other governmental authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) ("Patents"), (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing ("Trademarks"), (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing ("Copyrights"), (d) internet domain names and social media account or user names (including "handles"), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights, (e) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein ("Trade Secrets"), (f) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, screens, user interfaces, report formats, templates, menus, buttons and icons, application programming interfaces, data files, databases, protocols, specifications, and all files, data, materials, manuals, design notes and other items and other documentation related thereto or associated therewith ("Software"), (g) rights of publicity, and (h) all other intellectual or industrial property and proprietary rights.

"Business Intellectual Property" means all Intellectual Property used or held for use by the Seller in the conduct of the Business (other than with respect to the Excluded Assets).

"Seller Intellectual Property" means all Intellectual Property owned or purported to be owned by the Seller and which is used by the Seller in the conduct of the Business (other than with respect to the Excluded Assets), except for any open source materials incorporated therein, all of which are subject to the applicable licenses related thereto.

(b) Exhibit B contains a list of the Seller Intellectual Property, including: (i) all applied- for or registered Seller Intellectual Property, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status, (ii) all unregistered Trademarks included in the Seller Intellectual Property, and (iii) all proprietary Software included in the Seller Intellectual Property.

(c) None of the Seller Intellectual Property is subject to any outstanding order restricting the use or licensing thereof by the Seller. The Seller has not received any claim challenging the validity, use, ownership, enforceability, or effectiveness of any of the Business Intellectual Property and, to the Seller's knowledge, no such claim has been threatened. The Seller does not have any current or future obligation to pay any royalty, license fee, honoraria or other similar consideration to any Person or to obtain any approval or consent for use of any of the Seller Intellectual Property. Each item of the Seller Intellectual Property included in the Purchased Assets will be owned by the Buyer immediately subsequent to the Closing.

(d) The Seller has not entered into any agreements: (i) under which the Seller is a licensor or otherwise grants to any Person any right or interest relating to any Seller Intellectual Property; (ii) under which the Seller is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person that is material to the conduct of the Business, other than with respect to the Excluded Assets; and (iii) which otherwise relate to the Seller's ownership or use of any Seller Intellectual Property, none of the foregoing (i)-(iii) including off-the-shelf software agreements or any open source materials and applicable licenses related thereto.

(e) The Seller owns all right, title and interest in and to all the Seller Intellectual Property, free and clear of any Encumbrance, and has the right to use and exploit such Seller Intellectual Property without payment to any other Person. The Seller is not bound by, and none of the Seller Intellectual Property is subject to, any agreement that in any way limits or restricts the Seller's ability to use, exploit, assert or enforce the Seller Intellectual Property anywhere in the world. To the knowledge of the Seller, the Seller is using all Business Intellectual Property owned by third parties with the consent of or license from the rightful owner thereof. To the knowledge of the Seller, all such licenses included in the Business Intellectual Property are in full force and effect, and not subject to any Encumbrance.

(f) The Seller Intellectual Property is sufficient and complete to enable the Seller to carry on the Business in the manner currently operated. To the knowledge of the Seller, there are no issues affecting the Seller's ability to continue to develop, maintain, support and exploit the Business Intellectual Property that would have a material impact on the Business as currently conducted. As between the parties, the Seller Intellectual Property is fully transferable, alienable, licensable and otherwise distributable by the Seller without restriction and without payment to any Person or governmental authority. The Seller has not sold, transferred, assigned or otherwise disposed of any rights or interests in or to the Seller Intellectual Property.

(g) Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Seller's right to own or use any Seller Intellectual Property, or the Seller's right to use any Business Intellectual Property in the conduct of the Business as currently conducted.

(h) To the knowledge of the Seller, there is no claim that any Seller Intellectual Property, including the design, development, use, import, export, manufacture, licensing, sale or other disposition of the Seller Intellectual Property and the exploitation of the functionality of the Seller Intellectual Property in the conduct of the Business, infringes, misappropriates or interferes with the Intellectual Property rights of any Person, or violate the rights of any Person (including rights to privacy or publicity) and the Seller is not aware of any circumstances which would give rise to such a claim. The Seller has not at any time (i) received any written notice from any Person claiming that the Business Intellectual Property (including any rights thereof), infringes, misappropriates or interferes with the Intellectual Property (including any rights thereof) of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the applicable laws of any jurisdiction (nor does there exist any basis therefor) or (ii) received any offer for a license of Intellectual Property rights implying that the Business Intellectual Property infringes or misappropriates the Intellectual Property rights of a third party or violates the rights of any Person (including rights to privacy or publicity).

(i) To the knowledge of the Seller, no Person has infringed, misappropriated or otherwise violated, or is currently infringing, misappropriating, or otherwise violating, any Seller Intellectual Property.

(j) All Seller Intellectual Property was created solely by past and present employees, independent contractors and consultants of the Seller that were bound by written agreements pursuant to which such Persons: (i) agreed and were bound to maintain and protect the confidential information of the Seller; (ii) acknowledge the Seller's exclusive ownership of all Intellectual Property invented, created or developed by such employee, independent contractor or consultant within the scope of their employment or engagement with the Seller; (iii) grant to the Seller a valid and irrevocable assignment of any ownership interest such employee, independent contractor or consultant may have in or to such Intellectual Property; and (iv) validly and irrevocably waive, their moral rights therein in favour of the Seller and its successors and assigns. No such Person has expressly excluded works or inventions that are used in the Business from any such assignment. To the knowledge of the Seller, no such Person is in violation of any such assignment or confidential information agreement. However, Seller does not represent that he created or was in any way involved in the creation of the cryptographic platforms on which the Solana Validator, the SUI Validator or the Monad Validator operate.

(k) The Business Intellectual Property materially performs in accordance with the specifications and user documentation provided to the Buyer and contains all current revisions.

6.11 Taxes.

(a) There are no Encumbrances for taxes upon the Purchased Assets. The Seller has paid or has made arrangements for the payment of all taxes which have accrued or are due on or before the Closing Date and which would result in an Encumbrance on the Purchased Assets. The Seller has filed all income and other material tax returns required to be filed by it with the appropriate taxing authority, and such tax returns were complete and correct in all material respects. The Seller has paid all income and other material taxes relating to the Business which are due and payable by it. The Purchased Assets were not used in, or held by the Seller in respect of, a business carried on in Canada.

(b) The Seller is not registered for any Canadian Transfer Taxes.

6.12 Non-Residency Status. The Seller is a non-resident of Canada for the purposes of the Income Tax Act (Canada). The Purchased Assets are not "taxable Canada property" for purposes of the Income Tax Act (Canada).

6.13 Compliance with Laws. The Business has been operated and is currently operating in material compliance with all applicable laws and regulations as they currently are applied. The Seller has disclosed to the Buyer that (a) the U.S. Securities and Exchange Commission may take the position that the Solana token (SOL) is a security which may affect the Business, and (b) the Canadian Securities Administrators and Canada's provincial securities commissions, (i) may take the position that the Solana token (SOL) is a security, and (ii) have taken the position that staking or staking-related activities may, in certain circumstances, involve the issuance of securities or derivatives, each of which taken separately or together may affect the Business.

6.14 No Broker or Finder. The Seller has not retained, employed or used any broker or finder in connection with the transaction provided for herein.

6.15 Licences. To the knowledge of the Seller, no governmental licences are necessary to operate the Business.

6.16 No Other Representations and Warranties. Except for the representations and warranties contained in this Article 6, neither the Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Business, the Purchased Assets and the Assumed Liabilities furnished or made available to the Buyer (including any information, documents or material delivered to the Buyer, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Business or the Purchased Assets, or any representation or warranty arising from statute or otherwise in law.

Article 7

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows:

7.1 Duly Incorporated. The Buyer is a corporation duly incorporated and organized in its jurisdiction of incorporation and is a validly subsisting corporation in good standing in its jurisdiction of incorporation with full corporate capacity, power and authority (a) to purchase and own the Purchased Assets, (b) to execute and deliver this Agreement, (c) to issue the Common Shares comprising the Share Consideration to the Seller as herein contemplated, (d) to issue the Warrants and the Common Shares underlying the Warrants to the Seller as herein contemplated, and (d) to otherwise observe, perform, satisfy and carry out its obligations hereunder.

7.2 Capitalization. The authorized share capital of the Buyer consists of an unlimited number of Common Shares, of which 153,153,866 Common Shares are issued and outstanding as of March 5, 2025. As of the date of this Agreement, the Buyer has 10,357,066 stock options, 1,113,669 restricted share units and 11,535,000 common share purchase warrants outstanding. Each stock option, restricted share unit and common share purchase warrant is exercisable for or vests into one Common Share.

7.3 Corporate Action. All necessary corporate action has been taken by the Buyer so as to validly create, authorize and issue the Common Shares comprising the Share Consideration and the Common Shares underlying the Warrants as fully paid and non-assessable securities in the capital of the Buyer. Upon Closing, (a) the Closing Share Consideration will be validly issued and outstanding as fully paid and non-assessable Common Shares and upon the first anniversary of Closing, (b) the Remaining Share Consideration being issued in accordance with Section 3.2(c) will be validly issued and outstanding as fully paid and non-assessable Common Shares, (c) upon exercise of the Warrants, the Common Shares underlying those Warrants will be validly issued and outstanding as fully paid and non-assessable Common Shares. All necessary steps and proceedings have been, or prior to the issuance of the Common Shares comprising the Share Consideration, will have been taken to permit the Share Consideration to be duly and regularly issued and registered in the name of the Seller (or an affiliate of the Seller) as fully paid and non- assessable.

7.4 Reporting Issuer. The Buyer is a "reporting issuer" in good standing under Applicable Securities Laws in Alberta, British Columbia, Manitoba, Ontario and Saskatchewan, is not on the list of defaulting issuers as maintained by the applicable securities regulatory authority for a default of any requirement of Applicable Securities Laws, and neither the CSE nor any other regulatory authority having jurisdiction over the Buyer has issued any order preventing or suspending trading of any securities of the Buyer. The Buyer is also in compliance in all material respects with all Applicable Securities Laws.

7.5 Listing of Common Shares. As at the date hereof, the Common Shares are listed and posted for trading on the CSE and the OTC Markets, no order ceasing or suspending trading in any securities of the Buyer or prohibiting the issue, sale and delivery (as applicable) of Common Shares or trading of any of the Buyer's securities has been issued and is in effect and no proceedings for such purpose are pending or, to the Buyer's knowledge, threatened. The Buyer has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the CSE and the Buyer is in material compliance with the rules and regulations of the CSE.

7.6 No Conflict with Constating Documents. The execution and delivery of, and the performance of the terms of this Agreement by the Buyer, including the issue of the Common Shares comprising the Share Consideration, the issue of the Warrants comprising the Warrant Consideration, and the execution and delivery of, and the performance of the terms of all other agreements, documents and instruments to be executed and delivered by the Buyer pursuant hereto or in connection with the completion of the transactions contemplated herein, (a) does not and will not constitute a breach of or default under or conflict with or violate any provision of its constating documents and by-laws, and (b) have been duly authorized and approved by all necessary and appropriate action of the board of directors and by any other necessary action on the part of the Buyer to comply with applicable law, including Applicable Securities Laws.

7.7 Binding Effect. This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and legally binding agreement of the Buyer enforceable against it in accordance with the terms hereof, subject to the qualification that enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforceability of creditors' rights generally and that equitable remedies, including the remedies of specific enforcement and injunction, may only be granted in the discretion of a court of competent jurisdiction from which such remedies are sought.

7.8 Consents. No governmental or regulatory authorizations, consents, approvals or notices are required to be obtained or given nor is any waiting period required to expire in order that the purchase and sale of the Purchased Assets may be consummated by the Buyer, other than the conditional approval of the CSE referred to in Section 4.2(c) and 4.3(d), and except for the filing by the Buyer, within the prescribed time periods, of a report of the issuance of the Share Consideration in connection with such sale with the applicable securities commissions, together with the applicable fees, if required.

7.9 Absence of Conflicting Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will:

(a) conflict with or violate any provision of any law, ordinance or regulation or any decree, judgment or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against the Buyer; or

(b) result in any breach of or default under any contract, agreement, indenture, trust or other instrument which is either binding upon or enforceable against the Buyer.

7.10 No Brokers or Finders. Neither the Buyer nor any of its directors, officers, employees, shareholders or agents has retained, employed or used any broker or finder in connection with the transaction provided for herein.

7.11 Legal Proceedings. There are no claims, suits, actions or any other proceedings of any nature, kind or description whatsoever (including arbitration proceedings), or investigations (whether or not purportedly on behalf of the Buyer) pending or, to the knowledge of the Buyer, threatened, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, bureau, agency or instrumentality, domestic or foreign, against or by the Buyer or any affiliate of the Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, and the Buyer is not aware of any existing ground on which any such claim, suit, action, proceeding or investigation might be commenced with any reasonable likelihood of success. There are no outstanding and unsatisfied judgements, decrees or other judicial order binding upon or enforceable against the Buyer which may affect the performance of this Agreement.

7.12 Solvency. Immediately after giving effect to the transactions contemplated hereby, the Buyer shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own assets that have a realizable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of the Buyer or the Seller. In connection with the transactions contemplated hereby, the Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

7.13 Compliance with Laws. The business of the Buyer has been operated and is currently operating in material compliance with all applicable laws and regulations as they are currently applied. The Seller understands that (a) the U.S. Securities and Exchange Commission may take the position that the Solana token (SOL) is a security which may affect the Business, and (b) the Canadian Securities Administrators and Canada's provincial securities commissions, (i) may take the position that the Solana token (SOL) is a security, and (ii) have taken the position that staking or staking-related activities may, in certain circumstances, involve the issuance of securities or derivatives, each of which taken separately or together may affect the Business.

7.14 Public Filings. The Buyer has filed all documents and information required to be filed by it under Applicable Securities Laws. All of the Public Disclosure Documents, as of their respective dates of filing, and as of the date of any amendments thereto, complied as to both form and content in all material respects with the requirements of Applicable Securities Laws. The Buyer has not filed any confidential material change reports with any securities regulatory authority that remains confidential. For purposes of this Section 7.14, "Public Disclosure Documents" means, collectively, all of the documents that have been filed by or on behalf of the Buyer prior to the date hereof since October 1, 2023 with the relevant securities regulatory authorities pursuant to the requirements of Applicable Securities Laws, including all documents filed under the Buyer's issuer profile on the System for Electronic Document Analysis and Retrieval (SEDAR+).

7.15 Financial Statements. The Buyer Financial Statements were prepared in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board, consistently applied in accordance with past practice and no material adverse effect has occurred since October 1, 2023. The Buyer Financial Statements fairly present (i) the consolidated financial condition of the Buyer as at the respective dates thereof, and (ii) the consolidated results of operations, cash flow and income of the Buyer during the respective fiscal periods covered thereby. Other than as disclosed in the Buyer Financial Statements (including any notes thereto), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Buyer with unconsolidated entities or other Persons that have or could reasonably be expected to have a material adverse effect. For purposes of this Section 7.15, "Buyer Financial Statements" means the audited consolidated financial statements of the Buyer for the financial years ended September 30, 2024 and 2023.

7.16 Independent Investigation. The Buyer has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Seller for such purpose. The Buyer acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer has relied solely upon its own investigation and the express representations and warranties of the Seller set forth in Article 6 of this Agreement.

7.17 No Other Representations and Warranties. Except for the representations and warranties contained in this Article 7, neither the Buyer nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Buyer.

Article 8

COVENANTS

8.1 Conduct of Business before Closing. From the date hereof until the Closing Date, except as otherwise provided in this Agreement or consented to in writing by the Buyer, the Seller shall:

(a) conduct the Business in the ordinary course of business consistent with past practice;

(b) use commercially reasonable efforts to maintain, preserve and protect the Purchased Assets and Business, including its income, goodwill and reputation;

(c) maintain the Purchased Assets owned, operated or used by the Seller in the same condition as they were on the date of this Agreement; and

(d) comply in all material respects with all applicable laws.

8.2 Trade Names and Dissolution. From Closing, the Seller shall discontinue further use of the name "Stakewiz" and the associated logo, except where legally required to identify the Seller until its name has been changed to another name.

8.3 Confidentiality. Neither the Seller nor any corporation controlled by or under common control with the Seller shall (a) use for any purpose, (b) disclose to any Person except the Buyer, or (c) keep or make copies of documents, tapes, discs or programs containing, any confidential information relating exclusively to the Purchased Assets. For purposes hereof, "confidential information" shall mean and include, without limitation, the Purchased Assets described in subsection 1.1 above, and all other information concerning the processes, apparatus, equipment, products, purchasing, marketing and distribution methods used by the Seller exclusively in operating the Purchased Assets which is not publicly known. Notwithstanding the foregoing, "confidential information" does not include, and there shall be no obligation hereunder with respect to, (i) information that is or becomes generally known or available to the public other than as a result of a disclosure by the Seller in violation of this Section 8.3, (ii) information that becomes available to the Seller on a non-confidential basis and without breach of any duty or obligation of confidentiality from a third-party source other than the Buyer, or (iii) information that was independently developed following the Closing by the Seller without use of or reference to any such confidential information. The Seller is authorized to retain copies of documents needed for product liability and tax purposes and other records needed to assist the Buyer in using the Purchased Assets.

8.4 Employees. The Seller shall be responsible for all wages, bonuses, vacations, sick leave, vacation pay and severance pay and other remuneration benefits, earned or accrue and all other liabilities (collectively "Wages") related to all of its employees/contractors or former employees/contractors, and the Buyer shall not have any obligation whatsoever for Wages, or similar payment to the employees/contractors or former employees/contractors, prior to and after the Closing Date, whether or not paid or payable before or after Closing.

8.5 Access. Subject to obtaining the required consents as contemplated by this Agreement, the Seller shall use commercially reasonable efforts to provide the Buyer with all information reasonably required for the Buyer to have unrestricted access to the accounts associated with the Purchased Assets, including, but not limited to the username and password to each such account associated with such Purchased Assets.

8.6 Consents and Waivers. The Seller shall, at its own expense, use all commercially reasonable efforts to obtain, prior to the Closing, all consents or waivers of third parties required to consummate the transactions contemplated by this Agreement.

8.7 Equitable Relief for Violations. The Seller agrees that the provisions and restrictions contained in this Article 8 are necessary to protect the legitimate continuing interests of the Buyer as a result of its acquisition of the Business, and that any violation or breach of these provisions may result in irreparable injury to the Buyer for which a remedy at law would be inadequate and that, in addition to any relief at law which may be available to the Buyer for such violation or breach, and regardless of any other provision contained in this Agreement, the Buyer shall be entitled to seek such injunctive and other equitable relief as a court may grant after considering the intent of this Agreement.

8.8 Public Announcements. Unless otherwise required by applicable law or stock exchange requirements (including Applicable Securities Laws), prior to Closing, the Buyer and the Seller shall not make, and shall use reasonable efforts to prohibit their other affiliates from making, any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Buyer and the Seller (which consent shall not be unreasonably withheld or delayed by any party). Prior to Closing, the Buyer shall consult with the Seller prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated by this Agreement that may be required by Applicable Securities Laws or stock exchange rules, and shall provide the Seller with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable laws or by a governmental authority, the press release or public announcement shall be issued or made after consultation with the other party and after taking into account the other party's comments. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable law, the disclosing party shall provide the other party with a copy of any written disclosure made by such disclosing party as soon as practicable thereafter. Notwithstanding the foregoing, the Buyer and the Seller acknowledge and agree that the Buyer shall issue a press release, in a form that has been mutually agreed with the Seller, and post notice of the proposed transaction with the CSE.

Article 9

TERMINATION

9.1 Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

(a) by the mutual written agreement of the parties hereto; or

(b) by either party upon written notice to the other party if Closing has not occurred on or before the Outside Date, provided that the terminating party is not in breach of any representation, warranty, or covenant in this Agreement that would prevent the satisfaction of the conditions in Article 4 on or before the Outside Date.

9.2 Effect of Termination and Survival. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become null and void and of no further force or effect without liability of either party to the other party to this Agreement, except that Article 9, Article 10, and Article 11 shall survive.

Article 10

INDEMNIFICATION

10.1 By the Seller. Subject to the other terms and conditions of this Article 9, the Seller hereby agrees to indemnify and defend the Buyer, and its directors, officers, employees and controlled and controlling persons (hereinafter the "Buyer's Affiliates"), and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all (i) Liabilities; (ii) losses, damages, judgments, awards, settlements, costs and expenses; and (iii) all demands, claims, suits, actions, costs of investigation, causes of action, proceedings and assessments, whether or not ultimately determined to be valid (collectively, a "Loss") incurred or sustained by, or imposed upon, the Buyer's Affiliates based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of the Seller set forth in Article 6 this Agreement or in any certificate delivered by or on behalf of the Seller pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Seller pursuant to this Agreement; or

(c) any third party claim based upon, resulting from or arising out of the Seller's conduct of the Excluded Liabilities and Excluded Assets following the Closing

10.2 By the Buyer. Subject to the other terms and conditions of this Article 9, Buyer shall indemnify and defend each of the Seller and its managers, officers, employees, affiliates, controlled and controlling persons and their respective representatives (collectively, the "Seller Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of the Buyer set forth in Article 7 of this Agreement or in any certificate delivered by or on behalf of the Buyer pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Buyer pursuant to this Agreement; or

(c) any third party claim based upon, resulting from or arising out of the Buyer's conduct of the Purchased Assets and the Assumed Liabilities following the Closing.

10.3 Indemnification Procedures. The obligations of either party to indemnify the other under this Article 9 shall be subject to the following terms and conditions:

(a) Notice and Defence. The party or parties to be indemnified (the "Indemnified Party") will give the party from which indemnification is sought (the "Indemnifying Party") prompt written notice of any claim, proceeding or other matter (as used in this Article 9, a "Claim"), and the Indemnifying Party will undertake the defence by representatives chosen by the Indemnifying Party. Failure to give prompt notice will only affect the Indemnifying Party's duty to the extent the Indemnifying Party is materially prejudiced. So long as the Indemnifying Party is defending the Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available all materials reasonably required by the Indemnifying Party or its representatives in defending such Claim, and the Indemnified Party shall give reasonable cooperation in such defence.

(b) Failure to Defend. If the Indemnifying Party fails to defend a Claim actively and in good faith in a reasonable time after receiving notice or if the Indemnifying Party requests the Indemnified Party to undertake a defence of the Claim, the Indemnified Party will (upon further notice) have the right to undertake the defence or settlement of the Claim or consent to the entry of a judgment with respect to the Claim, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's action under this paragraph.

10.4 Payment. The Indemnifying Party shall promptly pay the Indemnified Party any amount due under this Article 9, which payment may be accomplished in whole or in part, at the Indemnified Party's option, by the Indemnified Party setting off any amount owed to the Indemnifying Party by the Indemnified Party; provided, that for the avoidance of doubt, the Indemnified Party's right to set off Losses hereunder shall be subject to the other provisions of this Article 8.

10.5 Limitations on Indemnification. Notwithstanding anything else in this Agreement to the contrary, neither party shall have any liability (for indemnification or otherwise) until the total of all losses, damages, liabilities, costs and expenses resulting from Claims by an Indemnified Party exceeds $10,000 (the "Deductible"), after which, the Indemnifying Party shall be obligated to pay the full amount for any such Losses in excess of the Deductible. Notwithstanding the foregoing, (a) the maximum aggregate amount of liability that one party shall have to the other party shall not exceed the Purchase Price actually paid or received hereunder, and (b) in no event shall either party be liable for any punitive, incidental, consequential, special, or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, The amount of any Loss subject to indemnification under this Article 9 shall be calculated net of any amounts actually recovered under insurance policies applicable to such Loss. If any Indemnified Party receives any insurance or other proceeds from third parties for a Loss, after receiving an indemnification payment from an Indemnifying Party for the related Loss, the Indemnified Party shall pay to the Indemnifying Party the amount of such proceeds.

10.6 Exclusive Remedy. Other than in the case of fraud, the sole recourse and exclusive remedy of any party for any matters arising out of this Agreement and the Transfer Documents or any certificate or instrument delivered pursuant to this Agreement shall be to assert a Claim for indemnification under the provisions of this Article 9. In furtherance of the foregoing, each of the parties hereby waives, from and after the Closing Date, to the fullest extent permitted under applicable law, and any all rights and claims for Losses it may have against any other party arising under, based upon or relating to this Agreement, any applicable law, common law or otherwise (except pursuant to the indemnification provisions set forth in this Article 9). The provisions of this Section 9.6 shall not, however, limit (a) any party's right to seek and obtain specific performance and equitable remedies with respect to Section 8.7, or (b) any claims based on fraud.

Article 11

MISCELLANEOUS

11.1 Survival of Representations and Warranties. Subject to any limitation periods set out under applicable law:

(a) all representations and warranties made by any party in this Agreement or in any Transfer Document, agreement or instrument shall survive the Closing and continue for a period of eighteen (18) months from the Closing Date; provided, that the representations and warranties set forth in Sections 6.1, 6.4, 7.1, 7.2, 7.3, 7.6 and 7.10 shall survive the Closing and continue for a period of three (3) years from the Closing Date. After such period, no party shall have further liability hereunder with respect to the relevant representations and warranties except with respect to claims properly made within such period; and

(b) all covenants and agreements made by any party in this Agreement or in any Transfer Document shall survive the Closing and continue without time limit.

11.2 Assignment; Parties in Interest.

(a) Assignment. Neither party is permitted to assign its respective rights and obligations hereunder without the prior written consent of the other party.

(b) Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto but all obligations shall be guaranteed by the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

11.3 Governing Law: Jurisdiction. This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Courts of the City of Toronto with respect to any matter arising under or relating to this Agreement and waives any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

11.4 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the Buyer and the Seller.

11.5 Time of the Essence. Time is of the essence of each provision of this Agreement.

11.6 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

11.7 Entire Agreement. This Agreement (together with any Transfer Documents) embodies the entire agreement between the parties hereto with respect to the transaction contemplated herein, superseding all prior agreements, understandings, negotiations and correspondence between them on the subject hereof including, for greater certainty, the term sheet entered into between the Buyer and the Seller, dated February 15, 2025, and there are no conditions to this Agreement which are not set forth herein.

11.8 Notices. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "Notices") shall be in writing and may be given personally, by registered or certified mail or email transmission, if to the Buyer, addressed to it at:

Sol Strategies Inc.

217 Queen St W #401

Toronto, ON M5V 0R2

Attention:     Leah Wald

E-mail:         [Redacted - Contact Information]

with a copy to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, ON M5H 2T6

Attention:     Daniel Fuke

E-mail:          dfuke@fasken.com

if to the Seller, addressed to:

Michael Hubbard

[Redacted - private Information]

Attention:     Michael Hubbard

Email:          [Redacted - Contact Information]

with a copy to:

Lane Neave

Vero Centre

Level 8, 48 Shortland Street, Auckland 1010

PO Box 462, Auckland 1140

Attention:      Andrew Comer

E-mail:           andrew.comer@laneneave.co.nz

or to such other address or to such other person as the addressee party shall have last designated by notice to the other party. Notices given by registered or certified mail shall be deemed to have been given three (3) days after being deposited in the mails with postage prepaid. All other notices shall be deemed to have been given when received.

Each of the Buyer and the Seller agree to promptly notify the other party of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

11.9 Counterparts. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

11.10 Electronic Execution. To evidence the fact that it has executed this Agreement, a party may send a copy of its executed counterpart to the other party by facsimile transmission or via e- mail in PDF format. That party shall be deemed to have executed this Agreement on the date it sent such facsimile transmission or e-mail. In such event, such party shall forthwith deliver to the other party the counterpart of this Agreement executed by such party.

11.11 Expenses. Each party to this Agreement will pay all costs and expenses attributable to the performance of and compliance with all agreements and conditions contained in this Agreement to be performed or complied with by such party.

11.12 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

SOL STRATEGIES INC.

By:	(signed) "Leah Wald"
Name: Leah Wald
Title: Chief Executive Officer

MICHAEL HUBBARD

[Signature Page - Sol Strategies Inc. APA]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

SOL STRATEGIES INC.

By:
Name: Leah Wald
Title: Chief Executive Officer

(signed) "Michael Hubbard"
MICHAEL HUBBARD

[Signature Page - Sol Strategies Inc. APA]

EXHIBIT A

Servers

[Redacted - Commercially Sensitive Confidential Information]

EXHIBIT B

Seller Intellectual Property

[Redacted - Commercially Sensitive Confidential Information]

[Redacted - Commercially Sensitive Confidential Information]